

Mail Stop 6010

March 10, 2008

Via Facsimile and U.S. Mail

Mr. Wayne A. Case
Chief Executive Officer
Schmitt Industries, Inc.
2765 NW Nicolai Street
Portland, OR   97210-1818

> **Re: Schmitt Industries, Inc.**
> **Form 10-K for the fiscal year ended May 31, 2007**
> **Filed July 31, 2007**
> **Form 10-Q for the quarter ended November 30, 2007**
> **File No. 0-23996**

Dear Mr. Case:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 11

Discussion of operating results, page 14

1.   In future filings, please expand your discussion to include a comparative analysis of the significant components in other income (expense) for the periods presented.

Note 7. Segment Information, page 27

2.   For the disclosures provided in the table under "Segment and Geographic Assets," please revise future filings to replace total assets with long-lived assets. Refer to paragraph 38 of SFAS 131. In regards to long-lived assets, please note the guidance in Question 22 of the FASB Staff Interpretation of SFAS 131, which states that the amounts disclosed should not include intangibles.

Form 10-Q for the quarter ended November 30, 2007

Consolidated Balance Sheets, page 3

3.   In future filings, please disclose the composition of other long-term liabilities including any significant terms and conditions for payment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant